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                                                                    EXHIBIT 6.17





                           PURCHASE AND SALE AGREEMENT

          THIS PURCHASE AND SALE AGREEMENT (this "Agreement") is effective as of May 1, 1999 between McGowen Resources Company, Inc., a Utah corporation, ("GRANTOR") and Conoco Inc., a Delaware corporation, ("GRANTEE").

                                    RECITALS

          GRANTOR has purchased interests in certain oil and gas leases located in the Abbeville Field, Vermilion Parish, Louisiana, including the ownership of
 .95136884 working interest and .72640065 net revenue interest from the Cormier Well located on such leases.

          GRANTOR desires to sell and assign to GRANTEE, upon the terms and conditions herein set forth, a Production Payment under a Production Payment Assignment to be made by GRANTOR to GRANTEE in the form attached hereto as Exhibit A (the "Assignment").

          GRANTEE desires to purchase the Production Payment upon the terms and conditions set forth in this Agreement.

          Accordingly, in consideration of the mutual promises contained herein, GRANTOR and GRANTEE agree as follows:

ARTICLE 1. PURCHASE AND SALE

          1.1 Agreement of Purchase and Sale. Upon the terms and conditions of this Agreement, GRANTOR agrees to sell the Production Payment to GRANTEE, and GRANTEE agrees to purchase the Production Payment from GRANTOR.

          1.2 The Purchase Price. In consideration of GRANTOR's sale of the Production Payment to GRANTEE, GRANTEE shall pay GRANTOR $450,000 (the "Purchase Price"). GRANTEE shall pay the Purchase Price by wire transfer of immediately available funds to The Business Bank of Baton Rouge, Escrow Account No. 13600002, ABA No. 065405255 for the account of William Strain (Tax I.D. No. 72-0932349) of the law firm of Strain, Dennis, Mayhall and Bates, 318 St. Charles Street, Baton Rouge, Louisiana, 70802, as escrow agent:

ARTICLE 2. CLOSING DATE AND CLOSING

          2.1 Time and Place of Closing. The closing of the sale and purchase of the Production Payment (the "Closing") will take place at such place (or places) and on such date as may be agreed to by GRANTOR and GRANTEE (the "Closing Date").


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          2.2 Conditions to Closing; Documents. The obligation of GRANTEE to pay the Purchase Price is subject to GRANTEE's receipt of each of the following, in form and substance satisfactory to GRANTEE.

                    2.2.1 A certificate of the Secretary or Assistant Secretary of Grantor containing the names and signatures of the officers of Grantor authorized to execute this Agreement and the Assignment and authorizing the execution of these documents and the consummation of the transactions contemplated therein.

                    2.2.2 Evidence that all Current Ad Valorem Taxes have been paid.

                    2.2.3 A legal opinion of counsel to GRANTOR, dated the Closing Date and in the form of Exhibit B hereto.

                    2.2.4 The Assignment.

          2.3 General Conditions to Closing. In addition to the receipt of the foregoing documents and instruments, the obligation of GRANTEE to pay the Purchase Price is subject to the satisfaction (or waiver by GRANTEE) on the Closing Date of the following conditions:

                    2.3.1 All representations and warranties made by GRANTOR in any Production Payment Document are true and correct as of the Closing Date.

                    2.3.2 GRANTOR has performed all agreements, covenants, and conditions required by any Production Payment Document to be performed on or prior to the Closing Date.

                    2.3.3 The Closing is not prohibited by any law or any regulation or order of any court or governmental authority and will not subject GRANTOR or GRANTEE to any penalty or other onerous condition under or pursuant to any such law, regulation or order.


ARTICLE 3. REPRESENTATIONS AND WARRANTIES

          3.1 Representations and Warranties of GRANTOR. To induce GRANTEE to enter into this Agreement and to pay the Purchase Price, GRANTOR represents and warrants:

                    3.1.1 GRANTOR is a corporation duly formed and validly existing and in good standing under the laws of the State of Utah and has all requisite power and authority to own and operate oil and gas producing assets in the state of Louisiana, to execute and deliver the Production Payment Documents, and to perform all of its obligations thereunder.



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                    3.1.2 The execution, delivery and performance by GRANTOR of the Production Payment Documents and the transactions contemplated herein have been duly authorized by all necessary actions by GRANTOR and do not (i) violate any material provision of any law, rule, regulation, order, writ, judgment, decree, determination or award presently in effect having applicability to GRANTOR or (ii) result in a breach of, or constitute a default under, any contract, indenture, instrument, or agreement to which GRANTOR is a party or by which it or its property may be presently bound or affected (including the oil and gas leases under which GRANTOR holds the Subject Interests), or result in or require the creation or imposition of any lien or encumbrance under any such contract, indenture, instrument, or agreement. GRANTOR has obtained, all consents, authorizations and waivers necessary under any such contract, indenture, instrument or agreement or under any such material provision of law, rule, regulation, order, writ, judgment, decree, determination or award in order to permit the valid execution, delivery and performance by GRANTOR of the Production Payment Documents.

                    3.1.3 The Production Payment Documents to which GRANTOR is a party have been duly executed and delivered by GRANTOR and constitute the legal, valid and binding acts and obligations of GRANTOR, enforceable against GRANTOR in accordance with their respective terms except as such enforcement may be limited by bankruptcy, insolvency, moratorium and other similar laws applicable to creditors' rights generally or by general principles of equity. The grant of the Production Payment under the Assignment is a presently vested grant of a real property interest that is neither void nor voidable.

                    3.1.4 The information furnished by or on behalf of GRANTOR to GRANTEE in connection with the negotiation of the Production Payment Documents (taken as a whole, and taking into account all corrections and supplements to such information heretofore delivered) do not contain any material misstatement of fact or omit to state a material fact necessary to make the statements contained therein not misleading. There is no fact known to GRANTOR that has not been disclosed to GRANTEE that could materially and adversely affect the value of the Production Payment. The information referred to in this
          Section 3.1.4 includes any factual information furnished by GRANTOR for incorporation or use in any reserve or production reports or estimates furnished by GRANTOR or its


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          independent engineers to GRANTEE, but GRANTOR is not representing and warranting that any reserve or production estimates made by GRANTOR or such engineers will ultimately prove to have been accurate.

                    3.1.5 There is no litigation or administrative proceeding pending against GRANTOR or GRANTOR's predecessors in interest involving (i) a dispute or claim concerning title to any of the Subject Interests, (ii) any actual or purported lien, security interest, charge or burden upon any of the Subject Interests or any lease making up any part of the Subject Interests, or (iii) any other claim that would affect a transferee of the Subject Interests. There is no other litigation or proceeding pending or, to the best knowledge of GRANTOR, threatened against GRANTOR or GRANTOR's predecessors in interest that would, if determined adversely to GRANTOR, have a material adverse effect on the financial condition of GRANTOR, the value of the Production Payment, the ability of GRANTOR to convey the Production Payment pursuant to the Production Payment Documents, or the ability of GRANTOR to perform its obligations under the Production Payment Documents.

                    3.1.6 GRANTOR has good and defensible title to the Subject Interests, in each case free and clear of all liens, security interests, and encumbrances.

                    3.1.7 The oil, gas or mineral leases, contracts, servitudes and other agreements forming a part of the Subject Interests, to the extent the same cover or otherwise relate to the Subject Interests, are in full force and effect.

                    3.1.8 The Subject Interests are not dedicated or otherwise subject to any contractual or other arrangement (other than the Gas Purchase Contract) for the sale, processing or transportation of Gas produced therefrom (or otherwise related to the marketing of such Gas) that would bind GRANTEE as owner of the Production Payment Gas, or would otherwise restrict the rights of GRANTEE under the Assignment to take possession of Production Payment Gas. Neither GRANTOR, nor any of its predecessors in title, has received prepayments (including payments for gas not taken pursuant to "take or pay" or other similar arrangements) for any Gas produced or to be produced from the Subject Interests after the Effective Date. Neither GRANTOR, nor its predecessors in title, has, prior to the date hereof, taken more ("overproduction"), or less ("underproduction"), Gas from the Subject Interests than its (or its predecessors in title's)



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          ownership interest in such Subject Interest would entitle it to take, which overproduction or underproduction has not been recouped as of the date hereof. The Subject Interests are not subject to any production balancing arrangement under which a third person may take a portion of the production attributable to such Subject Interest without payment (or without full payment) therefor.

                    3.1.9 The Subject Interests are not subject to any tax or common law partnership or to any joint venture, except that certain Joint Operating Agreement dated April 16, 1968, among The Ballard & Cordell Corporation, Maxwell Oil Company, Continental Oil Company, Gulf Oil Corporation, Union Texas Petroleum, Winston L. Stokes and William S. Flores.

                    3.1.10 The Subject Interests are not subject to a preferential right to purchase (a "Preferential Right") or a requirement that a consent to assignment be obtained from a third party.

                    3.1.11 The Cormier Well is equipped for production and connected to GRANTEE's gathering system, in keeping with GRANTOR's standard operating practices, to permit the continuing delivery of Production Payment Gas.

                    3.1.12 No bankruptcy or insolvency proceeding is presently pending or contemplated (or, to GRANTOR's best knowledge, threatened) by or against GRANTOR under any applicable bankruptcy, insolvency or other similar law of any jurisdiction, and GRANTOR has not made a general assignment for the benefit of creditors.

          3.2. Representations and Warranties of GRANTEE. To induce GRANTOR to enter into this Agreement and to grant the Production Payment, GRANTEE represents and warrants:

                    3.2.1 GRANTEE is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. GRANTEE has all requisite power and authority, corporate or otherwise, to own and operate assets in Louisiana, to execute and deliver this Agreement, and perform all of its obligations hereunder.

                    3.2.2 This Agreement constitutes the legal, valid and binding act and obligation of GRANTEE, enforceable against GRANTEE in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, moratorium and other similar laws applicable to creditors' rights generally or by general principles of equity.



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                    3.2.3 No bankruptcy or insolvency proceeding is presently
          pending or contemplated (or, to GRANTEE's best knowledge, threatened) by or against GRANTEE under any applicable bankruptcy, insolvency or other similar law of any jurisdiction, and GRANTEE has not made a general assignment for the benefit of creditors.


ARTICLE 4. COVENANTS

          4.1. Title Covenants of GRANTOR. To induce GRANTEE to enter into this Agreement and to pay the Purchase Price, GRANTOR warrants, covenants and agrees with GRANTEE that until the Termination Time, unless GRANTEE has previously agreed otherwise:

                    4.1.1 GRANTOR shall perform all of its covenants and duties under the Production Payment Documents.

                    4.1.2 If any person ever challenges or attacks (i) the validity or priority of any Production Payment Document or of any rights, titles, or interests created or evidenced thereby or (ii) the title of GRANTOR to any Subject Interest or of GRANTEE to any part of the Production Payment, then GRANTOR will give prompt written notice thereof to GRANTEE and at GRANTOR's cost and expense will diligently endeavor to defeat such challenge or attack and to cure any defect that may be developed or claimed, and GRANTOR will take all necessary and proper steps for the defense of any legal proceedings with respect thereto.

                    4.1.3 Without limitation of GRANTEE's remedies for breach of the representations or warranties contained in Section 3.1.10, if a third party properly exercises a Preferential Right after the Closing, GRANTEE will either (i) join in any required conveyance of the affected Subject Interest to such third party, or (ii) make a conveyance of the affected Subject Interest to GRANTOR in order that GRANTOR may make the necessary conveyance to such third party. Upon making a conveyance in accordance with (i) or (ii), above, GRANTEE shall be entitled to receive -- either from the exercising third party, assuming that GRANTEE exercised option (i), or from GRANTOR, assuming that GRANTEE exercised option (ii) -- the entire amount of consideration attributable to GRANTEE's interest in the particular Subject Interest covered by such Preferential Right. GRANTEE shall not incur any liabilities with respect to any such reconveyance that may be required in accordance with this subsection or otherwise with respect to any exercise of a Preferential Right, and GRANTOR shall


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          indemnify and hold harmless GRANTEE from any liabilities (including reasonable attorneys' fees) with respect thereto.

          4.2 Reporting Covenants of GRANTOR. To induce GRANTEE to enter into this Agreement and to pay the Purchase Price, GRANTOR warrants, covenants and agrees with GRANTEE that until the Termination Time GRANTOR will furnish the following statements and reports to GRANTEE at GRANTOR's expense:

                    4.2.1 Upon request of GRANTEE, but not more often than annually, GRANTOR shall furnish reports, in detail reasonably acceptable to GRANTEE, concerning any change in methods of operation of the Cormier Well, any new recompletion or rework, any method of secondary recovery by repressuring or otherwise, or any other action with respect to the Subject Interests, which may increase or reduce the quantity of Gas ultimately recoverable from the Subject Interests, or the rate of production therefrom.

                    4.2.2 In addition to any reports and information specifically required by the terms of this Agreement or the Assignment, GRANTOR agrees to furnish to GRANTEE full information, at all reasonable times, that GRANTEE may reasonably request concerning any covenant, provision or condition of the Production Payment Documents or any matter or records in connection with such documents or with the operation of, reserve engineering for, production from, or accounting for the Subject Interests.

                    4.3. Operating Covenants of GRANTOR. To induce GRANTEE to enter into this Agreement and to pay the Purchase Price, GRANTOR warrants, covenants and agrees with GRANTEE that until the Termination Time GRANTOR will prudently operate the Cormier Well and will act in good faith to produce all the reserves available from the Cormier Well, including recompleting all potential producing zones. If at any time prior to the Termination Time GRANTEE, in its good faith judgment, believes that GRANTOR has failed to recomplete or rework a potentially economic producing zone in the Cormier Well, GRANTEE will have the right to propose a workover or recompletion project ("Project"), including a reasonably detailed description of the work to be performed. Within 30 days after receipt of GRANTEE's proposal, GRANTOR must advise GRANTEE whether GRANTOR will perform the Project at GRANTOR's expense. If GRANTOR declines to perform the Project at its own expense, GRANTEE may elect to cause GRANTOR to perform the Project at GRANTEE's expense. If



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          GRANTEE elects to provide funding for the Project, GRANTOR and GRANTEE will mutually agree on the drilling and other contractors to perform the Project, GRANTOR will contract with the selected contractor(s) for the Project, and GRANTEE will reimburse GRANTOR for the service charges paid to the contractor(s) for performance of the Project; provided that GRANTEE will not be liable for any losses of the well or any contractor's equipment. If GRANTEE provides funding for the Project, the Termination Time will be extended as required to permit GRANTEE to recover payout of the Project in addition to the total cumulative volume of 400,000 MCF described in Sections 1.1 and 1.4 of the Assignment. Production Payment Gas attributable to payout of the Project will be delivered after delivery of the cumulative volume of 400,000 MCF and will be valued each month at the price paid by GRANTEE for Gas delivered under the Gas Purchase Contract.


ARTICLE 5. MISCELLANEOUS

          5.1 Waivers and Amendments. No failure or delay (whether by course of conduct or otherwise) by GRANTEE in exercising any right, power or remedy that GRANTEE may have under any of the Production Payment Documents operates as a waiver thereof or of any other right, power or remedy. No single or partial exercise by GRANTEE of any such right, power or remedy precludes any other or further exercise thereof or of any other right, power or remedy. No waiver of any provision of any Production Payment Document and no consent to any departure therefrom will be effective unless it is in writing and signed by GRANTEE, and then such waiver or consent will be effective only in the specific instances and for the purposes for which given and to the extent specified in such writing. No notice or demand to GRANTOR will entitle GRANTOR to receive any similar notice or demand thereafter. This Agreement and the other Production Payment Documents set forth the entire understanding and agreement of the parties hereto and thereto with respect to the transactions contemplated herein and therein and supersede all prior discussions and understandings with respect to the subject matter hereof and thereof, and no modification or amendment of or supplement to this Agreement or the other Production Payment Documents is valid or effective unless made in writing and signed by the party against whom it is sought to be enforced.

          THIS AGREEMENT AND THE OTHER PRODUCTION PAYMENT DOCUMENTS REPRESENT THE FINAL AGREEMENT BETWEEN THE PARTIES


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AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT
ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

          5.2 Survival of Agreements: Cumulative Nature. All of the various representations, warranties, indemnities, covenants and agreements in the Production Payment Documents survive the execution and delivery of this Agreement and the other Production Payment Documents and the performance thereof. The representations, warranties, indemnities, and covenants made by the parties in the Production Payment Documents, and the rights, powers, and privileges granted to the parties in the Production Payment Documents, are cumulative.

          5.3 Notices. All communications (in this section, collectively called "notices") required or permitted under any Production Payment Document must be in writing, unless otherwise specifically provided in such Production Payment Document, and sufficiently given or furnished by personal delivery, by telecopy, by delivery service with proof of delivery, or by first class United States mail, postage prepaid, to GRANTOR and GRANTEE at the following addresses:

GRANTOR:                   Mr. James P. McGowen
                           McGowen Resources Company, Inc.
                           634 Preston Royal Shopping Center, Ste. 205
                           Dallas, TX 75230
                           Tele: (214) 265-1161
                           Fax: (214)265-7727

GRANTEE:                   Conoco Inc.
                           3807 Luke Powers Road
                           Lake Charles, La. 70615
                           Tele: (318) 494-4437
                           Fax: (318) 494-4465

Any such notice will be deemed to have been given (a) in the case of personal delivery or delivery service, as of the date of first attempted delivery at the address and in the manner provided herein, (b) in the case of telecopy, upon receipt, or (c) in the case of United States mail, three days after deposit in the mail. GRANTOR and GRANTEE may change their respective addresses from time to time by sending a notice of the new address, in the manner provided for in this section, to the other.

          5.4 Parties in Interest. All grants, covenants and agreements contained in the Production Payment Documents bind and inure to the benefit of the parties thereto and their respective


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successors and assigns; provided that any assignment of any party's rights and duties hereunder must be made in accordance with Article 4 of the Assignment.

          5.5 Governing Law. The Production Payment Documents are contracts and instruments made under the laws of the State of Louisiana and shall be construed and enforced in accordance with and governed by the laws of the State of Louisiana and the laws of the United States of America, without regard to principles of conflicts of law.

          5.6 Termination: Limited Survival. Exct as extended pursuant to
Section 4.3, the Production Payment will terminate upon the cumulative delivery of 400,000 MCF of Gas to GRANTEE under the terms set out in the Assignment (the "Termination Time"). Notwithstanding the foregoing or anything to the contrary in any Production Payment Document, all obligations that any GRANTOR may have to indemnify or compensate GRANTEE survive any termination of this Agreement or any other Production Payment Document. At the request and expense of GRANTOR, GRANTEE shall prepare, execute and deliver all necessary instruments (in proper recordable form, if applicable) to reflect and effect such termination of the Production Payment and limited survival of the Production Payment Documents.

          5.7 Severability. If any term or provision of any Production Payment Document is determined to be illegal or unenforceable, all other terms and provisions of the Production Payment Documents nevertheless remain effective and enforceable to the fullest extent permitted by applicable law.

          5.8 Arbitration.

                    5.8.1 As used in this section:

                              (I) "AAA" means the American Arbitration
                    Association (or any successor thereto),

                              (ii) "Claims" means all claims by either party
                    hereto against the other with respect to the Production Payment or any of the Production Payment Documents (including among others any claims with respect to the interpretation or validity of any Production Payment Document, the existence or scope of any duties owed thereunder, whether or not any such duties have been performed or breached in any circumstances, or the extent or enforcement of any property rights created thereunder or subject thereto), and


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                              (iii) "Disputed Matters" means all Claims, all
                    defenses against any Claims, and all controversies relating thereto.

                    5.8.2 If either GRANTOR or GRANTEE ever desires to assert a Claim against the other, the party asserting such Claim will give written notice thereof to the other party. During the 30 day period following receipt of such notice by the other party, both parties will discuss such Claim and the validity thereof. If the parties cannot come to agreement about such Claim by the end of such 30 day period (as such period may be extended by mutual agreement), then within 15 days after the end of such period either party may by written notice to the other invoke the arbitration provisions of this Agreement. In this event, GRANTEE and GRANTOR shall submit such Claim and all Disputed Matters in any way related thereto to arbitration under the procedures in the Section 5.8.3.

                    5.8.3 All Disputed Matters shall be resolved by arbitration conducted by three arbitrators in accordance with this Section 5.8 and, to the extent not in conflict herewith, the Commercial Arbitration Rules of the AAA then in effect. Each such arbitrator must be independent and impartial with at least ten years experience in the financing of oil and gas properties. Within ten days after the notice invoking arbitration as provided in Section 5.8.2, each of GRANTOR and GRANTEE shall specify (by notice to the other) the name and address of an arbitrator appointed by it. At the end of such ten days, if one party has appointed its arbitrator but has not received notice of a similar specification by the other party, then the party having made a specification shall give notice to the other party that it has not received a specification from the other party. If the other party does not act to specify its arbitrator within an additional seven days after the giving of such notice, the party who has made its specification may appoint the second arbitrator in place of the party who has failed to do so. Within 15 days after the first two arbitrators have been appointed, they shall select the third arbitrator. If a third arbitrator has not been selected within such period, either party hereto may petition the Administrative Judge presiding over the State District Courts of Harris County, Texas to appoint such third arbitrator, whereupon such judge (or any person designated by such judge to make such appointment) may make such appointment unless the first two arbitrators have come to agreement on the third arbitrator. Consistent with the expedited nature of arbitration,


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          each party will provide the other with copies of documents relevant to the issues raised by the Disputed Matter. Other discovery may be ordered by the arbitrators to the extent they deem relevant and appropriate, and any dispute regarding discovery, including disputes as to the need thereof or the relevance or scope thereof, shall be determined by the arbitrators, whose determination shall be conclusive. Unless GRANTEE and GRANTOR agree otherwise, all arbitrations hereunder shall be held in Houston, Texas. GRANTEE and GRANTOR shall proceed expeditiously with any such arbitration and shall conclude all proceedings thereunder, including any hearing, in order to allow a decision based on applicable law to be rendered within 90 days after the appointment of the third arbitrator. The decision of any two such arbitrators on the issues before them shall be final, and any award or order so decided may be enforced in any court having personal jurisdiction over the party against whom enforcement is sought. Each party shall bear its own expenses, including attorneys' fees and expenses of arbitration, in connection with any such arbitration. Although the foregoing arbitrations shall be conducted under the rules of the AAA, the AAA itself shall not conduct such arbitrations, nor shall such arbitrations be considered under the auspices of the AAA, nor shall any fee be due the AAA. The arbitrators shall honor GRANTOR's and GRANTEE's election of the laws of the State of Louisiana as set out in the various Production Payment Documents, provided that each arbitration proceeding shall also be subject to the United States Arbitration Act, 9 U.S.C., Chapter 1, Sections 1 et seq, to the extent applicable. The arbitrators are not empowered to award special, consequential, punitive or exemplary damages on any Claim, and EACH OF GRANTOR AND GRANTEE HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO RECOVER SPECIAL, CONSEQUENTIAL, PUNITIVE OR EXEMPLARY DAMAGES ON ANY CLAIM. It is expressly agreed that any compensation awarded to GRANTEE for production not received in accordance with the terms of the Production Payment Documents shall not be deemed to be special, consequential, punitive or exemplary damages.

                    5.8.4 All applicable statutes of limitations and defenses based on the passage of time shall be tolled during the period in which arbitration has been invoked as set forth in this section (but not during any period prior to such invocation of arbitration). Each of


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          GRANTOR and GRANTEE is required to continue to perform its obligations under the Production Payment Documents pending final resolution of any Disputed Matter.

          5.9 Counterparts. This Agreement may be separately executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to constitute one and the same Agreement.

          5.10 Further Assurances. GRANTOR and GRANTEE, each upon request of the other shall, (i) promptly correct any defect, error or omission which may be discovered in the contents, execution or acknowledgment of any Production Payment Document, (ii) execute, acknowledge, deliver and record or file such further instruments and do such further acts as may be necessary, desirable or proper to carry out more effectively the purposes of the Production Payment Documents and to more fully identify and make subject to the Assignment the property intended to be covered thereby, and (iii) execute, acknowledge, deliver, and file or record any document or instrument reasonably requested by the other to protect its rights, title and interests under the Production Payment Documents against the rights or interests of third persons.

ARTICLE 6. DEFINITIONS AND REFERENCES

          6.1 Defined Terms and References. For purposes of this Agreement, the following terms have the following meanings:

          "Agreement" is defined in the introductory paragraph.

          "Assignment" is defined in the Recitals.

          "Closing" and "Closing Date" are defined in Section 2.1.

          "Cormier Well" means the C. Cormier No. 1 well, located in Section 65, Township 12 South, Range 3 East, in the Abbeville Field, Vermilion Parish, Louisiana.

          "Current Ad Valorem Taxes" means all ad valorem taxes that have been assessed against any of the Subject Interests for 1999 or any prior year by any taxing authority.

          "Direct Taxes" is defined in Section 7.1 of the Assignment

          "Effective Date" means May 1, 1999.

          "Gas is defined in Section 7.1 of the Assignment.

          "Gas Purchase Contract" means that certain Gas Purchase Contract of even date herewith, as from time to time supplemented or amended, between GRANTEE., as buyer, and GRANTOR, as seller, providing for the purchase and sale of Gas produced from the Subject Interests in excess of Production Payment Gas.


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          "MCF" means 1000 Cubic Feet of Gas. A Cubic Foot of Gas is the volume of Gas contained in one cubic foot of space at a standard pressure base of
15.025 pounds per square inch gauge and at a standard temperature base of 60 degrees Fahrenheit.

          "Preferential Right" has the meaning given such term in Section
3.1.10.

          "Production Payment" is defined in Section 7.1 of the Assignment.

          "Production Payment Gas" is defined in Section 7.1 of the Assignment.

          "Production Payment Documents" means this Agreement, the Assignment, and each amendment, supplement, certificate, agreement, document, or instrument now or hereafter created by the parties, or their respective successors and assigns, in connection with the rights, titles and obligations created in the Agreement or Assignment.

          "Purchase Price" is defined in Section 1.2.

          "Subject Interests" shall mean all of GRANTOR's right, title and interest in the oil, gas and/or mineral lease(s) listed in Exhibit C hereto, INSOFAR AS natural gas is produced from such leases through the wellbore of the Cormier Well.

          "Termination Time" is defined in the Section 1.4 of the Assignment.

          6.2 Rules of Construction. All references in this Agreement to articles, sections, subsections and other subdivisions refer to corresponding articles, sections, subsections and other subdivisions of this Agreement unless expressly provided otherwise. Section headings are for convenience only and do not constitute part of Sections and must be disregarded in construing the language contained in such subdivisions. References herein to any instrument or agreement refer to the same as it may be from time to time amended or supplemented; and references herein to any person include such person's successors and assigns. All references in this Agreement to exhibits refer to exhibits to this Agreement unless expressly provided otherwise, and all such exhibits are hereby incorporated herein by reference and made a part hereof for all purposes.

          IN WITNESS WHEREOF, this Agreement is executed as of the date first written above.


GRANTOR:                                MCGOWEN RESOURCES COMPANY, INC.

                                        By: /s/ JAMES P. McGOWEN
                                           -------------------------------------
                                        Name: James P. McGowen
                                        Title: President

GRANTEE:                                CONOCO INC.

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


                                        By: /s/ DAVID A. NICKS
                                           -------------------------------------
                                        Name: David A. Nicks
                                        Title: Director Gas Supply



                                       15